Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE
February 28, 2005
Media Contact:
Peter Thonis
212-395-2355
Peter.Thonis@Verizon.com

Verizon-MCI Partnership Best for Customers, the

Internet and National Security, Tauke Says

Believes Qwest-MCI “Not in the Public Interest,”

Could Remove Backbone Competitor

NEW YORK — A senior Verizon executive says the agreement to join Verizon and MCI creates the “best possible partnership.” But, he said, a combination of Qwest and MCI could result in less investment in MCI’s networks and Internet backbone, and harm national security-related customers and the long-term interests of large businesses, government agencies, consumers and shareholders.

Executive Vice President Tom Tauke told a meeting of telecommunications leaders in Florida today that Verizon believes the Qwest attempt to acquire MCI is “not in the public interest.”

Verizon News Release, Page 2

MCI operates a data network that is one of the principal such networks serving large customers around the globe, including the U.S. Defense and Homeland Security departments.

Tauke noted that Verizon has estimated it will invest approximately $3 billion, primarily in MCI’s Internet backbone, network and systems, while Qwest is unlikely to make such an investment because of its weak financial condition. Instead, Tauke said, cash-strapped Qwest could decide to channel Internet traffic onto its own network and potentially remove a backbone competitor.

“We announced our plans to invest substantially in MCI’s network and systems to continually upgrade those assets,” Tauke said. “Qwest has made no such commitments. They may even close MCI’s Internet backbone and long-distance network, something that would result in less competition, more concentration and fewer choices.

“We don’t believe any of this can be good for consumers or MCI’s government or national security-related customers,” he said. “In our view, a Qwest-MCI combination is not in the public interest or the interest of ordinary shareholders and bondholders concerned about creating value over the long-term.”

The Verizon-MCI agreement was announced on February 14 in New York.

Tauke dismissed claims by Qwest that its potential combination with MCI could gain necessary government approvals in a shorter time frame. “Qwest will need approvals from essentially the same number of regulators,” he said. Verizon expects all regulatory approvals of its MCI transaction to be complete in approximately one year.

Verizon News Release, Page 3

Verizon began the process of obtaining regulatory approvals for its $6.7 billion MCI transaction on Friday, when it filed an application with the New York Public Service Commission.

“We view this transaction as a natural next step for Verizon and the industry, and we are confident that Verizon is the best possible partner for MCI and the customers and shareholders of both companies,” Tauke told attendees of the annual Emerging Issues Policy Forum. “In our view, this transaction is best for customers because it will result in additional investment in MCI’s network and Internet backbone and produce a strong and well-financed competitor to go head-to-head with other companies.”

Enterprise customers will benefit when Verizon can better compete for and serve large business and government contracts with a complete range of offerings, including wireless and the most sophisticated IP- (Internet protocol) based services, he said.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of more than 210,000 in four business units: Domestic Telecom serves customers based in 29 states with wireline telecommunications services, including broadband, nationwide long-distance and other services. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

####

VERIZON’S ONLINE NEWS CENTER: Verizon news releases, executive speeches and biographies, media contacts, high quality video and images, and other information are available at Verizon’s News Center on the World Wide Web at www.verizon.com/news. To receive news releases by e-mail, visit the News Center and register for customized automatic delivery of Verizon news releases.

Verizon News Release, Page 4

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.